APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Profit and Loss

Water Brands, LLC

Date Range: Jan 01, 2021 to Dec 31, 2021

ACCOUNTS	Jan 01, 2021 to Dec 31, 2021
Total Income	**$0.00**
Cost of Goods Sold	
Labels/Bags/Film	$0.00
Manufacturing Costs/Expense	$0.00
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
As a percentage of Total Income	**0.00%**
Operating Expenses	
Accounting Fees	$0.00
Advertising & Promotion	$0.00
Bank Service Charges	$0.00
Computer – Hosting	$0.00
Computer – Software	$0.00
Parts and Supplies	$0.00
Professional Fees	$0.00
Rent Expense	$0.00
Shipping/Freight	$0.00
Vehicle – Fuel	$0.00
Vehicle – Repairs & Maintenance	$0.00

Operating Expenses	
Total Operating Expenses	**$0.00**

Net Profit	**$0.00**
As a percentage of Total Income	**0.00%**

Balance Sheet

Water Brands, LLC
As of Dec 31, 2021

ACCOUNTS	Dec 31, 2021
Assets	
Total Cash and Bank	$0.00
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**$0.00**
Liabilities	
Total Current Liabilities	$0.00
Total Long-term Liabilities	$0.00
Total Liabilities	**$0.00**
Equity	
Total Other Equity	$0.00
Total Retained Earnings	$0.00
Total Equity	**$0.00**

Water Brands, LLC
Cash Flow Statement

For the Year Ending	12/31/2021
Cash at Beginning of Year	0

Operations

Cash receipts from	
Customers	0
Other Operations	
Cash paid for	
Inventory purchases	0
General operating and administrative expenses	0
Manufacturing Costs/Expenses	0
Interest	0
Income taxes	0
Net Cash Flow from Operations	**0**

Investing Activities

Cash receipts from	
Sale of property and equipment	
Collection of principal on loans	
Sale of investment securities	
Cash paid for	
Purchase of property and equipment	0
Making loans to other entities	
Purchase of investment securities	
Net Cash Flow from Investing Activities	**0**

Financing Activities

Cash receipts from	
Issuance of stock	0
Borrowing	
Cash paid for	
Repurchase of stock (treasury stock)	
Repayment of loans	0
Dividends	0
Net Cash Flow from Financing Activities	**0**

Net Increase in Cash	**0**

Cash at End of Year	-

Profit and Loss

Water Brands, LLC

Date Range: Jan 01, 2022 to Dec 31, 2022

ACCOUNTS	Jan 01, 2022 to Dec 31, 2022
Total Income	**$0.00**
Cost of Goods Sold	
Labels/Bags/Film	$5,606.91
Manufacturing Costs/Expense	$13,292.60
Total Cost of Goods Sold	**$18,899.51**
Gross Profit	**-$18,899.51**
As a percentage of Total Income	0.00%
Operating Expenses	
Accounting Fees	$60.00
Advertising & Promotion	$1,542.22
Bank Service Charges	$210.00
Computer – Hosting	$140.72
Computer – Software	$23.04
Parts and Supplies	$2,560.12
Professional Fees	$19.25
Rent Expense	$132.03
Shipping/Freight	$1,093.52
Vehicle – Fuel	$2,256.60
Vehicle – Repairs & Maintenance	$150.00

Operating Expenses

Total Operating Expenses	**$8,187.50**

Net Profit	**-$27,087.01**
As a percentage of Total Income	**0.00%**

Balance Sheet

Water Brands, LLC

As of Dec 31, 2022

ACCOUNTS	Dec 31, 2022
Assets	
Total Cash and Bank	$17,534.13
Total Other Current Assets	$0.00
Total Long-term Assets	$4,653.86
Total Assets	**$22,187.99**
Liabilities	
Total Current Liabilities	$0.00
Total Long-term Liabilities	$0.00
Total Liabilities	**$0.00**
Equity	
Total Other Equity	$49,275.00
Total Retained Earnings	-$27,087.01
Total Equity	**$22,187.99**

Water Brands, LLC
Cash Flow Statement

For the Year Ending	12/31/2022
Cash at Beginning of Year	0

Operations

Cash receipts from	
Customers	0
Other Operations	
Cash paid for	
Inventory purchases	(5,607)
General operating and administrative expenses	(8,188)
Manufacturing Costs/Expenses	(13,293)
Interest	0
Income taxes	0
Net Cash Flow from Operations	(27,087)

Investing Activities

Cash receipts from	
Sale of property and equipment	
Collection of principal on loans	
Sale of investment securities	
Cash paid for	
Purchase of property and equipment	(4,250)
Making loans to other entities	
Purchase of investment securities	
Net Cash Flow from Investing Activities	(4,250)

Financing Activities

Cash receipts from	
Issuance of stock	50,000
Borrowing	
Cash paid for	
Repurchase of stock (treasury stock)	
Repayment of loans	0
Dividends	0
Net Cash Flow from Financing Activities	50,000

Net Increase in Cash	**18,663**

Cash at End of Year	18,663

I, Steven D Cruise, certify that:

1. The financial statements of Water Brands LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Water Brands LLC included in this Form reflects accurately the information reported on the tax return for Water Brands LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   *Steven D Cruise*

Name: Steven D Cruise

Title: Co -Founder